FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of September 2008
Commission File Number: 000-51116
Hurray! Holding Co., Ltd.
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li North Road
East Third Ring, Chaoyang District
Beijing 100027, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- N.A.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.
By:	/s/ Qindai Wang
	Name:	Qindai Wang
	Title:	Chairman and Chief Executive Officer

Date: September 18, 2008

Hurray! Announces Board Changes
BEIJING, September 16, 2008 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY — News), a leader in artist development, music production and wireless music distribution and other wireless value-added services in China, today announced the resignation from the Board, effective September 15, 2008, of co-founder and director Mr. Jesse Liu.
Concurrently, the Company is pleased to announce the appointment of Dr. Thomas Ng to the Hurray! Board of Directors. Dr. Ng is the co-founder of GGV Capital and was the founder of Venture TDF both in Singapore and China (currently known as TDF Capital in China). In addition, Dr. Ng earned his Ph.D. in Bacteriology and Biochemistry in 1981 from the University of Wisconsin at Madison and was voted one of the most promising scientists by the ‘Who’s Who’ in 1981 and 1982 and has numerous publications and patents worldwide.
Throughout his remarkable career, Dr. Ng has many years of senior management and investment experience in the high-technology industry. Dr Ng was an early investor and director of Alibaba, and was ranked by Forbes 2007 Midas List 100 as one of the top global tech dealmaker. Currently, Dr. Ng serves on the Board of Directors for Sinosun, AAC, Boston-Power and MediaRing. He was a former board member of Genelabs Technologies, Savi Technology (acquired by Lockheed), and Oculex (acquired by Allergan) and has also served on the Dartmouth College Engineering Advisory Board and MIT BPEC advisory board and the board of the Singapore National Science and Technology.
QD Wang, Hurray!’s Chairman and Chief Executive Officer, commenting on the changes, stated, “On behalf of the Board and the company, I would like to express our appreciation to Jesse for his significant contribution and efforts to the Company’s growth and success in the past seven years. We wish him the best success in his future endeavours.”
“In addition, I would also like to welcome Thomas Ng to the Board. His diversified experience and background will be of enormous value to our business. I am confident we can work together to develop a coherent strategy for the company going forward leveraging our capabilities to maximize shareholder value and achieve further success to become a leading entertainment content production and distribution house in China.

About Hurray! Holding Co., Ltd.
Hurray! is a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, and Secular Bird. The Company, through Fly Songs, also organizes concerts and other music events in China.
Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.
The Company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services
Forward-looking Statements
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as “will,” “expects,” “believes” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: continued competitive pressures in China’s wireless value-added services market; changes in technology and consumer demand in this market; the risk that Hurray! may not be able to control its expenses in future periods; Hurray!’s ability to succeed in the music development, production and distribution business, with which it has only limited experience; changes in the policies of the mobile operators in China or the laws governing wireless value-added services; the state of Hurray!’s relationships with China’s mobile operators and the risk that Hurray! may be subject to further sanctions and penalties from them in future periods; and other risks outlined in Hurray!’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended. Hurray! does not undertake any obligation to update this forward-looking information, except as required under applicable law.

For more information, please contact:
Christina Low F.S.
Investor Relations Officer
Tel: 8610-84555566 x 5532
IR@hurray.com.cn
Source: Hurray! Holding Co., Ltd.